                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                  LUBY'S, INC.
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                                (Name of Issuer)

                     COMMON STOCK, $.32 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    549282101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                FRANK MARKANTONIS
                                  642 YALE ST.
                              HOUSTON, TEXAS 77007
                                 (713) 869-0151

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  JUNE 13, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------         ------------------------------------
CUSIP NO. 549282101                  13 D            Page 2 of 10 Pages
-----------------------------------         ------------------------------------

--------------------------------------------------------------------------------
          1    NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               HARRIS JAMES PAPPAS
--------------------------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3    SEC USE ONLY


--------------------------------------------------------------------------------
          4    SOURCE OF FUNDS

               PF
--------------------------------------------------------------------------------
          5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES CITIZEN
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

      NUMBER OF                   951,900
       SHARES               ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
        OWNED
       BY EACH                    0
      REPORTING             ----------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH
                                  951,900
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
         11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               951,900
--------------------------------------------------------------------------------
         12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
         13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.2%
--------------------------------------------------------------------------------
         14    TYPE OF REPORTING PERSON

               IN
--------------------------------------------------------------------------------

-----------------------------------         ------------------------------------
CUSIP NO. 549282101                  13 D            Page 3 of 10 Pages
-----------------------------------         ------------------------------------

--------------------------------------------------------------------------------
          1    NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               CHRISTOPHER JAMES PAPPAS
--------------------------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3    SEC USE ONLY


--------------------------------------------------------------------------------
          4    SOURCE OF FUNDS

               PF
--------------------------------------------------------------------------------
          5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES CITIZEN
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

      NUMBER OF                   951,900
       SHARES               ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
        OWNED
       BY EACH                    0
      REPORTING             ----------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH
                                  951,900
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
         11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               951,900
--------------------------------------------------------------------------------
         12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
         13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.2%
--------------------------------------------------------------------------------
         14    TYPE OF REPORTING PERSON

               IN
--------------------------------------------------------------------------------



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



                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             (FILED BY THE GROUP PURSUANT TO GENERAL INSTRUCTION C)



ITEM 1. SECURITY AND ISSUER.

No change since the Amendment No. 1 to Schedule 13D was filed on March 16, 2001.

ITEM 2. IDENTITY AND BACKGROUND.

No change since the Amendment No. 1 to Schedule 13D was filed on March 16, 2001.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No change since the Amendment No. 1 to Schedule 13D was filed on March 16, 2001.

ITEM 4. PURPOSE OF TRANSACTION.

As disclosed on the Amendment No. 1 to Schedule 13D filed by Harris James Pappas ("H. Pappas") and Christopher James Pappas ("C. Pappas," and together with H. Pappas, the "Shareholders," and each, individually, a "Shareholder"), jointly, on March 16, 2001 with the Securities and Exchange Commission ("SEC"), the Shareholders have become executive officers and members of the Board of Directors of the Company. In such capacities they have had, and expect to continue to have, the opportunity to influence the management, and affect the performance, of the Company, subject to the supervision of the Company's Board. Each Shareholder was granted an option (each, individually, an "Option," and together, the "Options") to purchase 1,120,000 shares of common stock, $.32 par value per share, of the Company (the "Common Stock") at an exercise price of $5 per share, as compensation for his service to the Company. The Options become exercisable by the Shareholders over three years in accordance with a vesting schedule set forth in the Options, and are otherwise subject to the terms, restrictions and limitations set forth in the Options. Notwithstanding the vesting schedule set forth in the Options, the Options become exercisable for 25% of the Common Stock granted pursuant to the Options at any time after the last sale price of the Common Stock has exceeded $8.475 for twenty consecutive days on which securities are traded on the New York Stock Exchange (each, a "Trading Day"). At the close of the Trading Day on June 13, 2001, the last sale price of the Common Stock had exceeded $8.475 for twenty consecutive Trading Days; therefore, at that time the Options became exercisable for 25% of the Common Stock granted to the Shareholders thereunder. This Amendment No. 2 to
Schedule 13D reflects the increase in the number of shares of Common Stock beneficially owned by the Shareholders arising from their right to acquire 25% of the Common Stock granted to the Shareholders pursuant to the Options.

Also as disclosed on the Amendment No. 1 to Schedule 13D filed on March 16, 2001, the Shareholders entered into a Purchase Agreement with the Company (the "Purchase Agreement") setting forth the Shareholders' agreed-to investment in the Company. Pursuant to and in accordance with the terms of the Purchase Agreement, the Shareholders have purchased promissory notes (the "Notes") in the aggregate principal amount of $10 million. The Notes are convertible into shares of Common Stock at the Shareholders' election (at a conversion price of $5 per share), subject to certain restrictions and limitations set forth in the Notes. Interest on the Notes is payable in Common Stock for the first two years after issuance of the Notes under certain circumstances set forth in the Notes.

Other than the foregoing, there has been no change since the Amendment No. 1 to
Schedule 13D was filed on March 16, 2001.



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



The Purchase Agreement, including the form of Notes, and Options are attached as exhibits to the Amendment No. 1 to Schedule 13D filed on March 16, 2001.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a) AGGREGATE NUMBER AND PERCENTAGE OF SHARES OWNED.

             As of the date of this Amendment No. 2 to Schedule 13D, the Shareholders beneficially own an aggregate of 1,903,800 shares of Common Stock, which includes an aggregate of 560,000 shares of Common Stock that the Shareholders have a right to acquire pursuant to the Options. The Shareholders beneficially own, or have a right to acquire pursuant to the Options, in the aggregate 8.5% of the issued and outstanding Common Stock, such percentage being calculated by dividing 1,903,800 (the number of shares of Common Stock beneficially owned, including those that the Shareholders have a right to acquire pursuant to the Options, by the Shareholders) by 22,422,943 (the number of issued and outstanding shares of Common Stock as of July 13, 2001, as reported in the Company's Form 10-Q for the quarter ended May 31, 2001). Each Shareholder owns beneficially, including through a right to acquire beneficial ownership, such number of shares of Common Stock as are set forth below:


                      C. Pappas                                   951,900
                      H. Pappas                                   951,900
                                                                ---------
                         TOTAL                                  1,903,800


         Each Shareholder disclaims beneficial ownership of any shares of Common Stock held of record by the other Shareholder or which the other Shareholder has a right to acquire.

         (b) NUMBER OF SHARES BENEFICIALLY OWNED BY THE SHAREHOLDERS.

             Harris James Pappas

             H. Pappas has sole power to vote, and to dispose of, 951,900 shares of Common Stock, which includes 280,000 shares of Common Stock that H. Pappas has a right to acquire pursuant to an Option, such shares being beneficially owned by him.

             Christopher James Pappas

             C. Pappas has sole power to vote, and to dispose of, 951,900 shares of Common Stock, which includes 280,000 shares of Common Stock that C. Pappas has a right to acquire pursuant to an Option, such shares being beneficially owned by him.

         (c) There has been no change since the Amendment No. 1 to Schedule 13D was filed on March 16, 2001, other than an aggregate of 560,000 shares of Common Stock that are issuable to the Shareholders upon exercise of the Options for 25% of the Common Stock granted to the Shareholders thereunder. The Shareholders have not yet exercised the exercisable portions of the Options.

         (d) No change since the Amendment No. 1 to Schedule 13D was filed on March 16, 2001.

         (e) No change since the Amendment No. 1 to Schedule 13D was filed on March 16, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

No change since the Amendment No. 1 to Schedule 13D was filed on March 16, 2001, except to the extent set forth in Item 4 hereof.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Ex. A    Agreement for Joint Filing Pursuant to Rule 13d-1(f)(1)
                  Under the Securities Exchange Act of 1934, dated December 26, 2000, between Harris James Pappas and Christopher James Pappas.

         Ex. B Purchase Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.

         Ex. C Employment Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.

         Ex. D Employment Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.

         Ex. E Option Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.

         Ex. F Option Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.

         Ex. G Registration Rights Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.

----------
*        All Material to be Filed as Exhibits have been filed as exhibits to the
         Schedule 13D filed by the Shareholders with the SEC on December 16, 2000 or the Amendment No. 1 to Schedule 13D filed by the Shareholders with the SEC on March 16, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 20, 2001




                                            /s/ HARRIS JAMES PAPPAS
                                  ----------------------------------------------
                                              Harris James Pappas



                                                        *
                                  ----------------------------------------------
                                            Christopher James Pappas

* /s/ HARRIS JAMES PAPPAS
       attorney-in-fact




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